Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information of Zealand Pharma A/S (“Zealand”) is presented to illustrate the estimated effects of the acquisition of substantially all of the medical technology business from Valeritas Holdings, Inc. (“Valeritas”) consummated on April 2, 2020 (the “Acquisition”).

The unaudited pro forma condensed combined income statements for the years ended December 31, 2019 and 2020 combine the historical consolidated income statements of Zealand and the historical consolidated statements of operations of Valeritas, giving effect to the Acquisition as if it had occurred on January 1, 2019. A pro forma combined statement of financial position as of December 31, 2020 is not presented as the Acquisition is reflected in Zealand’s consolidated statement of financial position as of December 31, 2020. See “Note 1. Description of the Acquisition” for additional information on the Acquisition.

The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial statements. In addition, the unaudited pro forma condensed combined financial information is based on, and should be read in conjunction with, the following historical consolidated financial statements and notes:

●	the audited consolidated financial statements of Zealand as of December 31, 2019 and for the year then ended and the related notes included in Zealand’s Annual Report on the Form 20-F for the year ended December 31, 2019;

●	the audited consolidated financial statements of Zealand as of December 31, 2020 and for the year then ended and the related notes included in Zealand’s Annual Report on the Form 20-F for the year ended December 31, 2020;

●	the audited consolidated financial statements of Valeritas as of December 31, 2019 and for the year then ended and the related notes; and

●	the unaudited consolidated financial statements of Valeritas as of March 31, 2020 and for the period then ended and the related notes.

The accompanying unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of U.S. Securities and Exchange Commission (“SEC”) Regulation S-X. The unaudited pro forma condensed combined financial information is presented for illustrative and informational purposes only and is based upon available information and reflects estimates and certain assumptions made by our management that we believe are reasonable. Actual adjustments may differ materially from the information presented herein. The unaudited pro forma condensed combined financial information does not purport to represent what the results of operations would have been had the Acquisition actually occurred on the dates indicated, nor does it purport to project the results of operations for any future period or as of any future date. Zealand’s actual results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The unaudited pro forma condensed combined financial information has been prepared using the principles of the acquisition method of accounting in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (and as adopted by the EU and additional requirements under the Danish Financial Statements Act), and in particular IFRS 3 - Business Combinations (“IFRS 3”). A final determination of the fair values for certain assets and liabilities will be completed as soon as the information necessary to complete the analysis is obtained, but no later than one year from the acquisition date. Differences between these preliminary estimates and the final acquisition accounting may occur and these differences could be material.

Zealand’s consolidated financial statements are prepared in accordance with IFRS as issued by the IASB. The audited financial statements of Valeritas for the year ended December 31, 2019 and unaudited financial statements of Valeritas for the three months ended March 31, 2020 were prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”) and, for purposes of the unaudited pro forma financial information, have been converted to IFRS as issued by the IASB on a basis consistent with the accounting policies and presentation adopted by Zealand.

The unaudited pro forma condensed combined financial information does not reflect the costs of any integration activities or the benefits or ongoing additional costs that may result from integrating the Acquisition.

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2020

DKK thousand	Historical Zealand	Valeritas after adjustments and reclassification (1) (Note 3)	Transaction accounting adjustments (Note 5)	Notes	Pro forma
Revenue	353,314	42,534	-		395,848
Cost of goods sold	(90,565)	(24,907)	10,003	(c), (d)	(105,469)

Gross margin	262,749	17,627	10,003		290,379

Research and development expenses	(604,081)	(7,407)	-		(611,488)
Sales and marketing expenses	(285,256)	(57,575)	(2,139)	(d)	(344,970)
Administrative expenses	(202,770)	(27,112)	7,473	(b), (e)	(222,409)
Other operating income	36,997	-	(36,692)	(a)	305
Operating result	(792,361)	(74,467)	(21,355)		(888,183)

Financial income	2,022	180	-		2,202
Financial expenses	(49,314)	-	(145)	(e)	(49,459)
Result before tax	(839,653)	(74,287)	(21,500)		(935,440)

Income tax	(7,076)	-	(2,583)	(f)	(9,659)
Net result for the period	(846,729)	(74,287)	(24,083)		(945,099)

Earnings/loss per share - DKK
Basic earnings/loss per share	(22.07)				(24.63	)(g)
Diluted earnings/loss per share	(22.07)				(24.63	)(g)

(1)	Historical Valeritas results are for the period from January 1 through April 1, 2020. As the acquisition was completed on April 2, 2020, all Valeritas results as of and after this date are included in the historical results of Zealand.

The accompanying notes are an integral part of this unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2019

DKK thousand	Historical Zealand	Valeritas after adjustments and reclassification (Note 3)	Transaction accounting adjustments (Note 5)	Notes	Pro forma
Revenue	41,333	203,031	-		244,364
Cost of goods sold	-	(123,695)	(11,715)	(c), (d)	(135,410)
Royalty expenses	(415)	-	-		(415)
Gross margin	40,918	79,336	(11,715)		108,539

Research and development expenses	(561,423)	(44,972)	-		(606,395)
Sales and marketing expenses	-	(298,288)	(8,557)	(d)	(306,845)
Administrative expenses	(67,881)	(69,325)	(6,078)	(b), (e)	(143,284)
Other operating income	444	-	36,692	(a)	37,136
Operating result	(587,942)	(333,249)	10,342		(910,849)

Financial income	14,655	4,786	-		19,441
Financial expenses	(3,390)	(335)	(574)	(e)	(4,299)
Result before tax	(576,677)	(328,798)	9,768		(895,707)

Income tax	5,136	-	-	(f)	5,136
Net result for the period	(571,541)	(328,798)	9,768		(890,571)

Earnings/loss per share - DKK
Basic earnings/loss per share	(16.91)				(26.35	)(g)
Diluted earnings/loss per share	(16.91)				(26.35	)(g)

The accompanying notes are an integral part of this unaudited pro forma condensed combined financial information.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. DESCRIPTION OF THE ACQUISITION

On April 2, 2020, Zealand acquired substantially all of the medical technology business from Valeritas Holdings, Inc. pursuant to the terms of the stalking horse asset purchase agreement previously entered into with Valeritas and following approval by the U.S. Bankruptcy Court for the District of Delaware on March 20, 2020.

Valeritas was a U.S. based commercial-stage public company whose activities comprised development, production and sale of wearable disposable insulin pumps and has therefore been acquired to accelerate Zealand’s plans for establishing U.S. operations to support the anticipated launch of the dasiglucagon HypoPal® rescue pen.

The acquisition comprised all medical technology business related tangible and intangible assets that pursuant to the Bankruptcy Code was transferred to Zealand free and clear of all claims, liabilities and encumbrances including the Valeritas workforce. Additionally, the acquisition included most of the working capital assets and selected liabilities.

2. BASIS OF PRESENTATION

The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting and was based on the historical financial statements of Zealand and Valeritas.

Under the acquisition method of accounting, the total estimated purchase price of an acquisition is allocated to the net tangible and intangible assets based on their estimated fair values. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. Such valuations are based on available information and certain assumptions that management believes are reasonable. The preliminary allocation of the purchase price to the tangible and intangible assets acquired and liabilities assumed is based on various preliminary estimates. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing this unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final acquisition accounting may occur and these differences could be material. The differences, if any, could have a material impact on the accompanying unaudited pro forma condensed combined statement of operations and Zealand’s future results of operations.

The unaudited pro forma condensed combined income statements include certain adjustments to the historical consolidated financial statement of Valeritas to (i) reflect the results of operations not acquired by Zealand, (ii) align the historical financial statement presentation of Valeritas to Zealand, and (iii) translate from U.S. dollars to Danish krone, Zealand’s presentation currency. See “Note 3. Historical Valeritas adjusted for operations not acquired, reclassifications, and foreign currency translation” herein for additional information.

The unaudited pro forma condensed combined income statements do not include adjustments to reflect any potential synergies or dis-synergies that may be achievable in connection with the Acquisition, or the associated costs that may be necessary to achieve synergies or dis-synergies.

The unaudited pro forma condensed combined income statements do not necessarily reflect what the combined company’s results of operations would have been had the transactions occurred on the dates indicated. It also may not be useful in predicting our future results of operations. Our actual results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

3. HISTORICAL VALERITAS ADJUSTED FOR OPERATIONS NOT ACQUIRED, RECLASSIFICATIONS, AND FOREIGN CURRENCY TRANSLATION

Certain adjustments have been made to the historical consolidated financial statement of Valeritas to reflect the results of operations not acquired by Zealand. In addition, certain reclassifications have been made to the historical financial information of Valeritas to conform to the financial statement presentation of Zealand.

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NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The consolidated financial statements of Valeritas were presented in U.S. dollars. For purposes of preparing the unaudited pro forma condensed combined income statements, the consolidated financial statements were translated from U.S. dollars to Danish krone, Zealand’s presentation currency, using the following exchange rates for the periods below:

●	Average exchange rate from January 1, 2019 to December 31, 2019	6.6703
●	Average exchange rate from January 1, 2020 to April 1, 2020	6.7646

Adjustments and reclassifications for the year ended December 31, 2020 include the following:

	Historical Valeritas (1) (USD in thousands)	Adustments for Valeritas operations not acquired	Notes	Valeritas operations acquired	Reclassification	Notes	Valeritas after adjustments and reclassification (USD in thousands)	Valeritas after adjustments and reclassification (8) (DKK in thousands)
Revenue	$6,288	$-		$6,288	$-		$6,288	DKK	42,534
Cost of goods sold	(3,682)	-		(3,682)	-		(3,682)		(24,907)
Gross margin	2,606	-		2,606	-		2,606		17,627

Research and development expenses	(1,095)	-		(1,095)	-		(1,095)		(7,407)
Sales and marketing expenses	-	-		-	(8,511)	(5)	(8,511)		(57,575)
Administrative expenses	-	-		-	(4,008)	(6)	(4,008)		(27,112)
Selling, general, and administrative	(12,691)	172	(2)	(12,519)	12,519	(5), (6)	-		-
Operating result	(11,180)	172		(11,008)	-		(11,008)		(74,467)

Financial income	-	-		-	27	(7)	27		180
Interest expense, net	(728)	755	(3)	27	(27)	(7)	-		-
Reorganization items, net	(5,495)	5,495	(4)	-	-		-		-
Result before tax	(17,403)	6,422		(10,981)	-		(10,981)		(74,287)

Income tax	-	-		-	-		-		-
Net result for the period	(17,403)	6,422		(10,981)	-		(10,981)		(74,287)

(1)	Historical Valeritas results are for the period from January 1 through April 1, 2020. As the acquisition was completed on April 2, 2020, all Valeritas results as of and after this date are included in the historical results of Zealand.

(2)	Adjustment to remove rent expense ($42 thousand) and insurance expense ($130 thousand) related to obligations not assumed by Zealand.

(3)	Adjustment to remove interest expense ($755 thousand) related to debt not assumed by Zealand.

(4)	Adjustment to remove bankruptcy-related transactions ($5,495 thousand) not included in the Valeritas operations acquired by Zealand.

(5)	Reclassification of sales and marketing expenses ($8,511 thousand) from ‘“Selling, general, and administrative’’ to Sales and marketing expenses.”

(6)	Reclassification of administrative expenses ($4,008 thousand) from ‘“Selling, general, and administrative’’ to “Administrative expenses.”

(7)	Reclassification of interest income ($27 thousand) from “Interest expense, net” to “Financial income.”

(8)	The results of Valeritas after adjustments and reclassification were converted from USD to DKK using the average exchange rate from January 1, 2020 to April 1, 2020.

Adjustments and reclassifications for the year ended December 31, 2019 include the following:

	Historical Valeritas (1) (USD in thousands)	Adustments for Valeritas operations not acquired	Notes	Valeritas operations acquired	Reclassification	Notes	Valeritas after adjustments and reclassification (USD in thousands)	Valeritas after adjustments and reclassification (9) (DKK in thousands)
Revenue	$30,438	$-		$30,438	$-		$30,438	DKK	203,031
Cost of goods sold	(18,544)	-		(18,544)	-		(18,544)		(123,695)
Gross Margin	11,894	-		11,894	-		11,894		79,336

Research and development expenses	(6,742)	-		(6,742)	-		(6,742)		(44,972)
Sales and marketing expenses	-	-		-	(44,719)	(3)	(44,719)		(298,288)
Administrative expenses	-	-		-	(10,393)	(4), (5)	(10,393)		(69,325)
Selling, general, and administrative	(56,296)	1,198	(1)	(55,098)	55,098	(3), (4)	-		-
Operating results	(51,144)	1,198		(49,946)	(14)		(49,960)		(333,249)

Financial income	-	-		-	718	(6), (8)	718		4,786
Financial expenses	-	-		-	(50)	(7)	(50)		(335)
Other expense, net	(17)	-		(17)	17	(5), (6), (7)	-		-
Interest expense, net	(3,749)	4,420	(2)	671	(671)	(8)	-		-
Result before tax	(54,910)	5,618		(49,292)	-		(49,292)		(328,798)

Income tax	-	-		-	-		-		-
Net result for the period	(54,910)	5,618		(49,292)	-		(49,292)		(328,798)

(1)	Adjustment to remove bankruptcy-related expenses ($587 thousand), rent expense ($175 thousand) and insurance expense ($436 thousand) related to obligations not assumed by Zealand.

5

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(2)	Adjustment to remove interest expense ($4,420 thousand) related to debt not assumed by Zealand.

(3)	Reclassification of sales and marketing expenses ($44,719 thousand) from “Selling, general, and administrative’’ to “Sales and marketing expenses.”

(4)	Reclassification of administrative expenses ($10,379 thousand) from “Selling, general, and administrative’’ to “Administrative expenses.”

(5)	Reclassification of administrative expenses ($14 thousand) from “Other expense, net’’ to “Administrative expenses.”

(6)	Reclassification of certain income ($47 thousand) from “Other expense, net” to “Financial income.”

(7)	Reclassification of certain expenses ($50 thousand) from “Other expense, net” to “Financial expenses.”

(8)	Reclassification of interest income ($671 thousand) from “Interest expense, net” to “Financial income.”

(9)	The results of Valeritas after adjustments and reclassification were converted from USD to DKK using the average exchange rate from January 1, 2019 to December 31, 2019.

4. ACQUISITION PURCHASE PRICE AND PURCHASE PRICE ALLOCATION

The pro forma adjustments include the allocation of the estimated purchase price of Valeritas to the estimated fair values of assets acquired and liabilities assumed at the acquisition date.

The consideration transferred was DKK 167.7 million and the fair values of the identifiable assets and liabilities acquired from Valeritas as at the date of acquisition were:

DKK thousand	Fair value recognized on acquisition
Assets
Physician Relationship	68,459
V-Go IP	13,692
Property, plant and equipment	41,138
Right-of-use assets	14,299
Inventories	55,796
Trade receivables	50,603
Other assets	10,132
Cash and cash equivalents	66

Liabilities
Trade payables	-4,050
Deferred tax liabilities	-11,880
Lease liabilities	-14,046
Other liabilities	-19,972
Total identifiable net assets at fair value	204,417

Bargain purchase recognized	-36,692

Purchase consideration transferred	167,725

The fair value attributable to intangible assets (DKK 82.2 million as of the acquisition date) consists of the value arising from the existing Valeritas physician network and relationships, valued at DKK 68.5 million which is based on the estimated cost it would require to establish similar network and relationships, or a so-called with/without valuation method, and intellectual property related to the V-Go technology, valued at DKK 13.7 million using an excess earnings model. The valuation is calculated using cash flow projections from financial budgets approved by Corporate Management covering a 10 year period. The discount rate applied to the cash flow projections is 13%. The growth rate used to extrapolate the cash flows of the unit beyond the 10 year period is -50% which reflects our estimate of the expected lifetime of the product of 10 years with a significant decrease in revenues afterwards.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The calculation of the fair value of intangible assets is most sensitive to the revenue and gross margin growths:

Revenue and gross margin: Revenue and gross margin are based on historical trends. The revenue growth applied in the calculation is between 1-20% in the 10-year budget period with the first years having the highest revenue growth in percentage.

Operating costs: Operating costs are based on historical trends and industry knowledge. Operating costs over the 10-year budget period has been adjusted to incorporate the allocation related to shared efforts of future product launches.

Trade receivables have been measured at the contractual amount expected to be received which approximates the fair value of DKK 50.6 million. The amounts have not been discounted, as maturity on receivables is generally very short and the discounted effect therefore immaterial.

The acquisition resulted in a bargain purchase gain of DKK 36.7 million which was recognized within other operating income in the consolidated income statement. The gain arose as the fair value of the net assets acquired (DKK 204.4 million) exceeded the fair value of the purchase consideration (DKK 167.7 million). The gain is primarily attributable to Zealand purchasing the medical technology business of Valeritas out of bankruptcy. Valeritas encountered operational and financial difficulties in late 2019 and filed for Bankruptcy in February 2020.

Specifically, the fair value of the tangible and financial assets acquired (DKK 147.5 million), such as inventories, trade receivables, and property, plant and equipment, represents a significant component of the purchase price prior to consideration of the fair value of the identified intangible assets.

5. TRANSACTION ACCOUNTING ADJUSTMENTS

The unaudited pro forma condensed combined income statements reflect the following adjustments related to the Acquisition for the years ended December 31, 2019 and 2020:

(a) Bargain purchase gain

Year ended December 31, 2020	Year ended December 31, 2019
To remove the bargain purchase gain (DKK 36,692 thousand) from the year ended December 31, 2020, assuming the Acquisition occurred on January 1, 2019.	To include the bargain purchase gain (DKK 36,692 thousand) within the unaudited pro forma condensed combined income statement for the period ended December 31, 2019, assuming the Acquisition occurred on January 1, 2019. This is a one-time, non-recurring gain directly associated with the Acquisition.

(b) Transaction costs

Year ended December 31, 2020	Year ended December 31, 2019
To remove acquisition-related costs (DKK 7,100 thousand) recorded from the year ended December 31, 2020, assuming the Acquisition occurred on January 1, 2019.	To include acquisition-related costs (DKK 7,100 thousand) within the unaudited pro forma condensed combined income statement for the period ended December 31, 2019, assuming the Acquisition occurred on January 1, 2019. These Acquisition-related costs are one-time, non-recurring expenses directly associated with the Acquisition.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(c)  Amortization of inventory step-up

Year ended December 31, 2020	Year ended December 31, 2019
To remove the amortization of the inventory step up (DKK 10,346 thousand from the year ended December 31, 2020, assuming the Acquisition occurred on January 1, 2019.	To include the amortization of the inventory step up (DKK 10,346 thousand) in the unaudited pro forma condensed combined income statement for the period ended December 31, 2019, assuming the Acquisition occurred on January 1, 2019.

(d)  Amortization of intangible assets

Year ended December 31, 2020	Year ended December 31, 2019

Includes the estimated intangible asset amortization, based on the straight-line method, for the period from January 1, 2020 to April 1, 2020, including:

●     V-GO IP (DKK 343 thousand, recorded in cost of goods sold), based on a useful life of 10 years; and

●     Physician Relationship (DKK 2,139 thousand, recorded in sales and marketing expenses), based on a useful life of 8 years.

Includes the estimated intangible asset amortization, based on the straight-line method, for the year ended December 31, 2019, including:

●     V-GO IP (DKK 1,369 thousand, recorded in cost of goods sold), based on a useful life of 10 years; and

●     Physician Relationship (DKK 8,557 thousand, recorded in sales and marketing expenses), based on a useful life of 8 years.

For each DKK 10,000 thousand increase or decrease in the fair value of definite-lived intangible assets assuming a weighted-average useful life of 8 years, annual amortization expense would increase or decrease by approximately DKK 1,200 thousand.

(e)  Amortization of leases

Year ended December 31, 2020	Year ended December 31, 2019

Includes the adjustments related to the operating lease right-of-use assets acquired and operating lease liabilities assumed for the period from January 1, 2020 to April 1, 2020, including:

●     an increase in interest expense (DKK 145 thousand, recorded in financial expenses); and

●     a net reduction in amortization (DKK 373 thousand, recorded in administrative expenses).

Includes the adjustments related to the operating lease right-of-use assets acquired and operating lease liabilities assumed for the year ended December 31, 2019, including:

●     an increase in interest expense (DKK 574 thousand, recorded in financial expenses); and

●     a net reduction in amortization (DKK 1,022 thousand, recorded in administrative expenses).

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(f)  Income taxes

Year ended December 31, 2020	Year ended December 31, 2019

Pro forma adjustments were tax effected based on consideration of the tax deductibility, statutory tax rate, and valuation allowances in the relevant jurisdictions.

●     The bargain purchase gain is not subject to tax.

●     The removal of the inventory step-up amortization (DKK 10,346 thousand) is tax effected at the US statutory tax rate.

●     No tax impact is recognized on other pro forma adjustments due to the valuation allowance for Denmark in all periods and for the US in periods prior to the Acquisition.

The effective tax rate of the combined company could be significantly different than the statutory tax rate assumed for purposes of preparing the unaudited pro forma condensed combined financial statements for a variety of factors such as the mix of post-acquisition income and other activities.

Pro forma adjustments were tax effected based on consideration of the tax deductibility, statutory tax rate, and valuation allowances in the relevant jurisdictions.

●     The bargain purchase gain is not subject to tax.

●     No tax impact is recognized on other pro forma adjustments due to the valuation allowance for Denmark in all periods and for the US in periods prior to the Acquisition.

The effective tax rate of the combined company could be significantly different than the statutory tax rate assumed for purposes of preparing the unaudited pro forma condensed combined financial statements for a variety of factors such as the mix of post-acquisition income and other activities.

(g) Basic and diluted net loss per share

Year ended December 31, 2020	Year ended December 31, 2019
The pro forma basic and diluted net loss per share was computed by dividing the pro forma net loss by Zealand’s weighted average number of shares of 38,369,700 for the year ended December 31, 2020.	The pro forma basic and diluted net loss per share was computed by dividing the pro forma net loss by Zealand’s weighted average number of shares of 33,802,486 for the year ended December 31, 2019.